UNITED ST[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056224

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RECD S.E.C.
MAR 4 2009
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNICREDIT CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42ND STREET
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW LUPO 212-672-5945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UniCredit Capital Markets, Inc.

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

UniCredit CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of HVB US Finance Inc.)
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	10,500,000
Due from clearing broker		233,062
Marketable securities		20,152,342
Investments in private investment companies		120,399
Underwriting fees receivable		572,438
Accounts receivable		343,399
Due from affiliated companies		217,440
Deferred tax asset		1,749,815
Prepaid expenses and other assets		61,836
Accrued interest receivable		656
Total assets	$	33,951,387
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	2,281,642
Income tax payable, net		2,666,317
Total liabilities		4,947,959
Stockholder's equity:		
Common stock, $100 par value, authorized, issued and outstanding 1,001 shares		100,100
Additional paid-in capital		22,361,091
Retained earnings		6,542,237
Total stockholder's equity		29,003,428
Total liabilities and stockholder's equity	$	33,951,387

The accompanying notes are an integral part of this financial statement.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

UCI Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of HVB US Finance Inc. ("HVBUSF"). The Company was incorporated in New York in 1978. HVBUSF is a wholly-owned subsidiary of Bayerische Hypo-und Vereinsbank AG, Munich ("HVB Bank" or the "Parent").

On January 7, 2008, HVB Capital Markets changed its name to UCI Capital Markets, Inc. as part of a global branding effort.

The Company is based in the United States of America and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market. The Company performs its investment advisory services for institutions, which include affiliates and individual clients.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for temporary differences when they are expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax return of HVBUSF and is included in the combined New York State and City tax return of the combined group of Article 9A of the New York State Tax Code. The Company has been allocated its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

Investments with original maturities of three months or less when purchased are considered to be cash equivalents.

(2) Investments in Private Investment Companies

The Company has investments in a private investment company at December 31, 2008 as follows:

Boston Capital Ventures V, LLC	$	120,399
	$	120,399

The Boston Capital Ventures investment was entered into by a commitment to invest $41,100, of which $31,082, was funded through calendar year 2008. Such investment is accounted for at fair value as estimated by management of the Company.

During the year 2008, the Company received escrowed funds from its investment in Golden Rooster LLC and Agribusiness International.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,500 for the 2008 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees. The Company's contribution for the year ended December 31, 2008 was $87,487.

In addition, the Company offers profit sharing benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Income Taxes

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary differences that will result in a future tax expense. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

The components of the deferred taxes are as follows:

State tax benefit	$	447
Federal - net operating loss		677,325
Deferred bonus		175,990
Deferred compensation		203,419
Accrued bonus		256,927
9A Group - net operating losses		427,313
Other		8,394
Net deferred tax asset	$	1,749,815

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $233,062 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2008, the Company had net capital of $15,414,294, which exceeded the regulatory requirement by $15,084,431. Ratio of aggregate indebtedness to net capital schedule of aggregate indebtedness is 0.32 to 1.

(7) Related Party Transactions

Commissions and Clearance Charges

The agency commission income included $6,659,425 paid by institutions for eastern and western European securities order flow executed by affiliates of HVB Bank. In connection with such activities, the Company incurred clearance charges and fees of $1,417,653, Referral fees, relating to underwriting fee income and payable to HVB Bank, in the amount of $2,785,477 were recorded in 2008 and $486,572 of this total will be paid in the first quarter of 2009.

Investment Banking

The Company earned underwriting fees of $3,242,775. In addition, the Company in a prior year earned placement fees primarily for fixed income offerings structured by an affiliate of HVB Bank representing future retained interest rights for such sales and transfers to third parties. As of December 31, 2008, approximately $1,623 is included in accounts receivable with expected scheduled cash flow to be primarily received by the Company through calendar year ending December 31, 2009.

Investment Advisory Fees

The Company earned investment advisory fees of $58,525 in 2008.

Due from Affiliated Companies

Due from affiliated companies represents amounts held by the New York branch of HVB Bank in an operating bank account for the purpose of paying expenses for normal operating activities.

Rent and Occupancy

The Company utilizes office space from an affiliate and paid $275,861 in office rental expense and certain other costs during 2008.

Overhead Allocation – Affiliated Companies

The Company paid $2,001,652 to affiliates for certain intercompany allocation of various general and administrative costs including an allocation of depreciation and amortization of office furniture and equipment from a company under common control.

Placement

At December 31, 2008, the Company had an intercompany placement with HVB Grand Cayman Island branch, an affiliate, in the amount of $10,500,000.

(8) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

(9) Fair Value Measurements

The Company adopted SFAS No. 157 as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2 Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity.

The following table summarizes the valuation of the Company's investments by the SFAS No. 157 fair value hierarchy as described above as of December 31, 2008.

	Total	Level 1	Level 2	Level 3
Marketable Securities	$ 20,152,342	$ 20,152,342	$ -	$ -
Private Investment Companies	120,399	-	-	120,399
Total	$ 20,272,741	$ 20,152,342	$ -	$ 120,399

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors and Stockholder
UCI Capital Markets, Inc.

We have audited the accompanying statement of financial condition of UniCredit Capital Markets, Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UniCredit Capital Markets, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 28, 2009